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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                  Danielson Holding Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, Par Value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  236274106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Marc D. Hauser
                  Equity Group Investments, L.L.C.
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3281
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                  December 2, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 236274106               13D/A                     Page 2 of 34 Pages


--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.   FEIN 36-4150443
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [_]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
               7. Sole Voting Power
  NUMBER OF                6,740,825
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY                  0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON                  6,740,825
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                           0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
                           6,740,825
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
18.8% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1) Total number of shares outstanding based on (i) the number of shares the Issuer had outstanding as of November 7, 2003, which, to the best of SZI's knowledge was 30,693,896 shares of Common Stock outstanding as of November 7, 2003, as set forth in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2003, and (ii) the 5,120,853 issued pursuant to the Note Purchase Agreement.

CUSIP No. 236274106               13D/A                     Page 3 of 34 Pages

This Amendment No. 4 to Schedule 13D relates to the common stock, par value $0.10 per share ("Common Stock"), of Danielson Holding Corporation, a Delaware corporation (the "Issuer"). Items 2, 3, 4, 5, 6 and 7 of the Schedule 13D are hereby amended to read in their entirety as follows:


ITEM 2. Identity and Background

(a-c) and (f) This Statement is being filed by SZ Investments, L.L.C., a Delaware limited liability company ("SZI"). The managing member of SZI is Zell General Partnership, Inc., an Illinois corporation ("ZGP"). SZI is owned by various trusts for the benefit of Samuel Zell and his family. The trustee of each of these trusts is Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust").

The executive officers and directors of SZI are as follows:

-Samuel Zell - President; Chairman of the Board of Equity Group Investments, L.L.C. ("EGI")
-Donald  J.  Liebentritt  - Vice  President;  President  of EGI
-William C. Pate - Vice President; Managing Director of EGI
-Philip G. Tinkler - Treasurer; Vice President and Treasurer of EGI

The officers and directors of Chai Trust are as follows:

-Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 181 North Carmelina Avenue, Los Angeles, California 90049.
-Kellie Zell is a Director of Chai Trust and also works as a homemaker.
-Donald J. Liebentritt is the President and a Director of Chai Trust. Mr. Liebentritt is also the President of EGI.
-Leah Zell Wanger is a Director of Chai Trust. Ms. Wanger also co- owns and co-manages Wanger Asset Management, the registered advisor for the Acorn Mutual Funds, whose business address is 227 West Monroe Street, Suite 300, Chicago, Illinois 60603.
-JoAnn Zell Gillis is a Director of Chai Trust. Mrs. Zell Gillis is a physician. -Matthew Zell is a Director of Chai Trust. Mr. Zell is a Manager of EGI.
-Robert M. Levin is a Senior Trust Officer of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.
-James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.

The principal business of SZI and ZGP is general investments.

The business address of each of SZI, ZGP, William Pate, Philip Tinkler, Chai Trust, Kellie Zell, Donald Liebentritt, JoAnn Zell Gillis, Matthew Zell and James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606.

All of the executive officers and directors of SZI and Chai Trust are United States citizens.

(d) and (e) Neither SZI nor, to the best knowledge of SZI, ZGP, Chai Trust or any of the persons listed in Item 2 hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 236274106               13D/A                     Page 4 of 34 Pages


ITEM 3. Source and Amount of Funds or Other Consideration

Initial Investment

On August 12, 1999 (the "Closing Date"), pursuant to the Stock Purchase and Sale Agreement described in Item 4 below, SZI acquired from the Issuer: (i) 2,000,000 newly issued shares of Common Stock (the "Initial Shares") and (ii) a warrant to purchase an additional 2,000,000 shares of Common Stock (the "Warrant"). The aggregate amount of funds used in acquiring the Initial Shares and the Warrant was $9,000,000. All funds used in acquiring the Initial Shares and the Warrant were obtained from the working capital of SZI.

In connection with the Issuer's acquisition of American Commercial Lines LLC ("ACL") and the recapitalization of ACL, the Issuer announced that it would conduct a rights offering to be issued pro rata to all holders of the Issuer's Common Stock to purchase newly-issued shares of Common Stock in the aggregate amount of $42 million ("Rights Offering"). SZI agreed with the Issuer pursuant to a binding Term Sheet ("Term Sheet") to exercise the Warrant and purchase up to 4.0 million shares of Common Stock offered in the Rights Offering which were not otherwise subscribed for. On May 29, 2002, the Issuer closed the Rights Offering. In accordance with the terms of the Rights Offering, SZI purchased 1,560,174 shares of Common Stock at a purchase price of $5.00 per share (the "Rights Offering Shares"), and, pursuant to its obligations under the Term Sheet, exercised its outstanding Warrant to purchase 1,900,437 shares of Common Stock at a purchase price of $4.74 per share (the "Warrant Shares"). All funds used to purchase the Rights Offering Shares and the Warrant Shares came from the working capital of SZI.

Covanta Investment

On December 2, 2003, the Issuer entered into a Note Purchase Agreement (the "Note Purchase Agreement") among the Issuer, SZI, D.E. Shaw Laminar Portfolios, L.L.C. ("Laminar") and Third Avenue Value Fund Series ("Third Avenue"), pursuant to which each of SZI, Laminar and Third Avenue has agreed, severally and not jointly, to provide the Issuer with a Bridge Loan in the aggregate principal amount of $40,000,000 and the Issuer issued (i) shares of its Common Stock to each of SZI, Laminar and Third Avenue, including 1,280,213 shares to SZI (SZI's shares referred to as the "Fee Shares"), which represent consideration for SZI, Laminar and Third Avenue agreeing to provide the Bridge Loan, and (ii) convertible notes, which are convertible in limited circumstances, in an aggregate principal amount of $40,000,000 to SZI, Laminar and Third Avenue, including $10,000,000 to SZI (SZI's notes referred to as the "Note"), which were issued in consideration for the Bridge Loan. The Issuer has represented it will use a portion of the proceeds of the Bridge Loan to purchase the equity of Covanta Energy Corporation ("Covanta") pursuant to a reorganization plan under Chapter 11 proceedings in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), and the remainder of the proceeds will be used for fees and expenses related to the purchase of Covanta and for general corporate purposes. In the event the purchase of Covanta does not occur for any reason other than default of the Issuer, the Issuer shall have the right to redeem all of the shares of Common Stock issued to SZI, Laminar and Third Avenue pursuant to the Note Purchase Agreement at an aggregate consideration of $4.00. The investment by SZI described in this paragraph is referred to as the "Covanta Investment."

All funds used in making SZI's portion of the Bridge Loan were obtained from the working capital of SZI.


ITEM 4. Purpose of the Transaction

Initial Investment

The acquisition of the Initial Shares and the Warrant was effected for the purpose of investing in the Issuer and to provide funds with which the Issuer may from time to time fund business acquisitions. In connection with the transaction, an affiliate of SZI entered into an agreement with the Issuer to provide certain advisory services to the Issuer and certain of its subsidiaries in connection with such potential acquisitions.

The Issuer entered into a Stock Purchase and Sale Agreement dated as of April 14, 1999 (the "Stock Purchase Agreement") with Samstock, L.L.C., a wholly-owned subsidiary of SZI ("Samstock"). The Stock Purchase Agreement was amended by
Amendment No. 1, Assignment and Consent to Assignment of Stock Purchase Agreement, dated May 7, 1999 by and among Samstock, the Issuer and SZI (the "Amendment") pursuant to which the rights and obligations of Samstock under the Purchase Agreement were assigned to and assumed by SZI. On the Closing Date, SZI acquired the Initial Shares and the Warrant pursuant to the Stock Purchase Agreement, as amended.

In connection with the acquisition of the Initial Shares and the Warrant, the Issuer granted to SZI certain registration rights, which rights are now memorialized in a Registration Rights Agreement dated as of November 8, 2002 and made by and between the Issuer and SZI (the "Registration Rights Agreement").

CUSIP No. 236274106               13D/A                     Page 5 of 34 Pages

Pursuant to the terms of the Registration Rights Agreement, SZI (or its designee) may make up to two requests that the Issuer file a shelf registration statement covering the resale of the Common Stock held from time to time by SZI, subject to certain limitations. In addition, SZI has piggyback registration rights in connection with a public offering of Common Stock by the Issuer solely for cash.

The purpose of the transactions contemplated under the Term Sheet was to assist the Issuer in satisfying its cash contribution obligations in connection with the acquisition and recapitalization of ACL. On May 29, 2002, the Issuer closed the Rights Offering. Pursuant to its obligations under the Term Sheet and in accordance with the terms of the Rights Offering, SZI purchased 1,560,174 shares of Common Stock under the Rights Offering and exercised its outstanding Warrant to purchase 1,900,437 shares of Common Stock.

Covanta Investment

The acquisition of the Fee Shares and the Notes were effected for the purpose of investing in the Issuer and to provide funds with which the Issuer has agreed to purchase Covanta.

Upon the Bankruptcy Court's approval of the bankruptcy plan and after closing of the acquisition of Covanta, the Issuer will initiate a rights offering (the "Covanta Rights Offering"). During the Covanta Rights Offering, each of Laminar, SZI and Third Avenue shall have the right to acquire additional shares of the Issuer's Common Stock. The Issuer will use the proceeds of the Covanta Rights
Offering to prepay the convertible notes. To the extent the proceeds of the Covanta Rights Offering are insufficient to prepay all of the principal amount of the convertible notes outstanding, the convertible notes will automatically convert into shares of the Issuer's Common Stock at an initial conversion price of $1.53 per share; provided, however, that the notes will remain outstanding to the extent conversion would result in an "ownership change" of the Issuer under the Internal Revenue Code.

In connection with the Note Purchase Agreement, the Issuer has granted SZI, Laminar and Third Avenue certain registration rights, which rights are now memorialized in a Registration Rights Agreement dated as of December 2, 2003 and made by and among the Issuer, SZI, Laminar and Third Avenue (the "Covanta Registration Rights Agreement"; a copy of the Covanta Registration Rights Agreement is attached hereto as Exhibit 9 and incorporated herein by reference).

The Note Purchase Agreement contains certain restrictive covenants pursuant to which the Issuer has agreed not to, without the consent of holders of 66 2/3% of the principal amount of the convertible notes issued to SZI, Laminar and Third Avenue, among other things, pay dividends on any of its securities until the convertible notes are converted or repaid in full.

The summaries contained in this Schedule 13D of certain provisions of each of the Stock Purchase Agreement, Amendment, Term Sheet, Registration Rights
Agreement, the Note Purchase Agreement and the Covanta Registration Rights Agreement are not intended to be complete and are qualified in their entirety by reference to each respective agreement attached as Exhibits to Schedule 13D and incorporated herein by reference.

Like all holders of 5% or more of Issuer's Common Stock, SZI will be subject to restrictions contained in Issuer's Certificate of Incorporation, which limits stock transfers by 5% or greater shareholders and prohibits parties from acquiring 5% or more of Issuer's Common Stock without the Issuer's consent. Subject to the restrictions contained in Issuer's Certificate of Incorporation, SZI intends to continue to review its investment in the Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock, or may determine to sell through the open market or otherwise, in each case, subject to the limitations of the Stock Purchase Agreement and the Note Purchase Agreement, each as amended.

Except as stated above, neither SZI nor, to the best knowledge of SZI, any of ZGP or the persons listed in Item 2 hereto, has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

CUSIP No. 236274106               13D/A                     Page 6 of 34 Pages

ITEM 5. Interest in Securities of the Issuer

(a) and (b) To the best knowledge of SZI, based upon the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2003, there were 30,693,896 shares of Common Stock outstanding as of November 7, 2003. Based upon the foregoing, the 6,740,825 shares of Common Stock beneficially owned by SZI represent approximately 18.8% of the issued and outstanding Common Stock, after giving effect to the 5,210,853 shares of Common Stock issued pursuant to the Note Purchase Agreement.

SZI currently has the sole power to vote or to direct the vote of all shares of Issuer's Common Stock owned by SZI.

SZI disclaims beneficial ownership of any securities of Issuer beneficially owned by Laminar or Third Avenue.

Except as set forth below, as of the date hereof, neither SZI, nor to the best knowledge of SZI, any of the persons set forth in Item 2 hereof, owns any shares of Common Stock other than the shares owned by SZI. Donald Liebentritt owns 48,957 shares of Common Stock, with respect to which Mr. Liebentritt has sole power to vote and to dispose of such shares, and vested options to purchase 10,000 shares with respect to which Mr. Liebentritt has sole power to dispose. William Pate owns 73,438 shares of Common Stock, with respect to which Mr. Pate has sole power to vote and dispose of such shares, and vested options to purchase 15,200 shares with respect to which Mr. Pate has the sole power to dispose. Philip Tinkler owns 11,900 shares of Common Stock, with respect to which Mr. Tinkler has sole power to vote and dispose of such shares, and options to purchase 5,000 shares with respect to which Mr. Tinkler has the sole power to dispose.

An affiliate of SZI owns approximately 40% of the 11.25% Senior Notes and 12% pay-in-kind Senior Subordinated Notes of ACL.

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by SZI, or to the best knowledge of SZI, any of the persons set forth in Item 2.

(d) No person other than SZI has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by SZI.

(e) Not applicable.

CUSIP No. 236274106               13D/A                     Page 7 of 34 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Except for the matters described herein, neither SZI nor, to the best knowledge of SZI, any of ZGP, Chai Trust or the persons listed in Item 2 hereto has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.


ITEM 7.  Material to be Filed as Exhibits.

     Exhibit 1 Stock Purchase and Sale Agreement (incorporated by reference to Exhibit 10.1 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on
                          August 13, 1999)

     Exhibit 2 Amendment No. 1, Assignment and Consent to Assignment of Stock Purchase Agreement (incorporated by reference to Exhibit 10.2 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 13, 1999)

     Exhibit 3            Warrant*

     Exhibit 4 Summary of Terms of Standby Commitment of Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of March 21, 2002**

     Exhibit 5 Letter Agreement dated April 14, 1999 between Equity Group Investments, L.L.C. and Danielson Holding Corporation and amendments dated June 2, 1999 and April 1, 2002**

     Exhibit 6 Amended and Restated Summary of Terms of Standby Commitment of Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of April 17, 2002***

     Exhibit 7 Registration Rights Agreement between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of November 8, 2002****

     Exhibit 8 Note Purchase Agreement among Danielson Holding Corporation, SZ Investments, L.L.C., D.E. Shaw Laminar Portfolios, L.L.C. and Third Avenue Value Fund Series, dated as of December 2, 2003

     Exhibit 8 Registration Rights Agreement among Danielson Holding Corporation, SZ Investments, L.L.C., D.E. Shaw Laminar Portfolios, L.L.C. and Third Avenue
                          Value Fund Series, dated as of December 2, 2003


----------
* Filed on August 12, 1999 on Schedule 13D
** Filed on March 21, 2002 and April 1, 2002 on Schedule 13D/A (Amendment No. 1) *** Filed on May 29, 2002 on Schedule 13D/A (Amendment No. 2)
**** Filed on November 8, 2002 on Schedule 13D/A (Amendment No. 3)

CUSIP No. 236274106               13D/A                     Page 8 of 34 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: December 4, 2003

                                      SZ INVESTMENTS, L.L.C.

                                      By: /s/ DONALD J. LIEBENTRITT
                                         -------------------------------------
                                      Name: Donald J. Liebentritt
                                      Title: Vice President



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

CUSIP No. 236274106               13D/A                     Page 9 of 34 Pages


                                  EXHIBIT INDEX


EXHIBIT NUMBER        DESCRIPTION
--------------        -----------

     Exhibit 1 Stock Purchase and Sale Agreement (incorporated by reference to Exhibit 10.1 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on
                          August 13, 1999)

     Exhibit 2 Amendment No. 1, Assignment and Consent to Assignment of Stock Purchase Agreement (incorporated by reference to Exhibit 10.2 of Danielson Holding Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 13, 1999)

     Exhibit 3            Warrant*

     Exhibit 4 Summary of Terms of Standby Commitment of Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of March 21, 2002**

     Exhibit 5 Letter Agreement dated April 14, 1999 between Equity Group Investments, L.L.C. and Danielson Holding Corporation and amendments dated June 2, 1999 and April 1, 2002**

     Exhibit 6 Amended and Restated Summary of Terms of Standby Commitment of Rights Offering between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of April 17, 2002***

     Exhibit 7 Registration Rights Agreement between Danielson Holding Corporation and SZ Investments, L.L.C., dated as of November 8, 2002****

     Exhibit 8 Note Purchase Agreement among Danielson Holding Corporation, SZ Investments, L.L.C., D.E. Shaw Laminar Portfolios, L.L.C. and Third Avenue Value Fund Series, dated as of December 2, 2003

     Exhibit 9 Registration Rights Agreement among Danielson Holding Corporation, SZ Investments, L.L.C., D.E. Shaw Laminar Portfolios, L.L.C. and Third Avenue
                          Value Fund Series, dated as of December 2, 2003


----------
* Filed on August 12, 1999 on Schedule 13D
** Filed on March 21, 2002 and April 1, 2002 on Schedule 13D/A (Amendment No. 1) *** Filed on May 29, 2002 on Schedule 13D/A (Amendment No. 2)
**** Filed on November 8, 2002 on Schedule 13D/A (Amendment No. 3)

CUSIP No. 236274106               13D/A                     Page 10 of 34 Pages



                                    EXHIBIT 8

This NOTE PURCHASE AGREEMENT (this "Agreement"), is dated as of the 2nd day of December, 2003, by and among Danielson Holding Corporation, a Delaware corporation, with its principal office at Two North Riverside Plaza, Suite 600, Chicago, IL 60606 (the "Company"), and each of the purchasers named in Exhibit A attached hereto (each, a "Purchaser" and collectively, the "Purchasers").

WHEREAS, the Company seeks financing (a) to facilitate the timely funding of the Deposit, the Acquisition and related fees and expenses prior to the consummation of the Rights Offering and (b) for general corporate purposes; and

WHEREAS, in connection therewith, the Company desires to issue and sell to each Purchaser, and each Purchaser, severally, desires to purchase from the Company, pursuant to this Agreement, the aggregate principal amount of Notes set forth opposite its respective name in Exhibit A hereto; and

WHEREAS, the Company desires to issue and sell to D. E. Shaw, and D. E. Shaw desires to purchase from the Company, the Additional Equity; and

WHEREAS, the Company desires to issue to each Purchaser, as part of its inducement to, among other things, purchase the Notes being purchased by such Purchaser and provide, directly or indirectly, a portion of the Exit Financing, the total number of shares of common stock of the Company set forth opposite its respective name in Exhibit A hereto.

NOW THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants herein contained, the parties hereto agree as follows:

Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

"ACL" means American Commercial Lines LLC, a Delaware limited liability company and an indirect subsidiary of the Company. "Acquisition" shall have the meaning assigned to such term in the Covanta Agreement. "Additional Equity" shall have the meaning set forth in Section 5.5 hereof. "Affiliate" as applied to any Person, means any other Person directly or indirectly controlling, controlled by, or under common control with, that Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling", "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person (other than exclusively as a result of such Person's role as a senior executive of that Person), whether through the ownership of voting securities or by contract or otherwise. "Agreement" shall have the meaning set forth in Recitals hereof. "AMEX" means the American Stock Exchange.
"Bankrupt Subsidiaries" shall have the meaning assigned to such term in the First Lien L/C Credit Facility Credit Agreement. "Breakup Fee" means the Termination Fee as defined in the Covanta Agreement. "Business Day" means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in such state are authorized to or required by law or governmental action to close.
"Change of Control" means: (a) the sale or other disposition of all or substantially all of the Company's assets to any Person; (b) the direct or indirect acquisition by any Person of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the outstanding voting securities of the Company entitled to vote generally in the election of directors; or (c) the first day on which a majority of members of the Company's Board of Directors (the "Board of Directors") are not Continuing Directors. "Closing" shall have the meaning set forth in Section 2.4 hereof. "Closing Date" shall have the meaning set forth in Section 2.4 hereof. "Code" means the Internal Revenue Code of 1986, as amended. "Common Stock" means shares of common stock, par value $.10 per share, of the Company. "Company" shall have the meaning set forth in Recitals hereof. "Company Non-Performance" means any circumstance in which the Deposit becomes due and payable to Covanta pursuant to
Section 11.2(c)(i)(A)(x) or 11.2(c)(i)(B) of the Covanta Agreement. "Consideration" shall have the meaning assigned to such term in the Covanta Agreement. "Contemplated Transactions" shall have the meaning assigned to such term in the Covanta Agreement.



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CUSIP No. 236274106               13D/A                    Page 11 of 34 Pages

"Continuing Directors" means, as of any date of determination, those members of the Board of Directors of the Company who: (a) were members of the Board of Directors on the date of this Agreement; or (b) were nominated for election or elected to the Board of Directors with the affirmative vote of, or whose election or appointment was otherwise approved or ratified (whether before or after nomination or election) by, at least a majority of the Continuing Directors who were members of the Board of Directors at the time of the nomination, election or approval, as applicable. "Covanta" means Reorganized Covanta as defined in the Covanta Agreement. "Covanta Agreement" means that certain Investment and Purchase Agreement (including the exhibits and appendices thereto), by and between Covanta Energy Corporation and the Company, dated as of even date herewith, a copy of which is attached hereto as Exhibit D.
"CPIH" means Covanta Power International Holdings, Inc., a Delaware corporation. "CSFB" means Credit Suisse First Boston.
"Deposit" shall have the meaning set forth in the Covanta Agreement.
"D. E. Shaw" means D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company.
"Disclaimer" shall have the meaning set forth in Section 7.3(e) hereof. "Disclosure Documents" means the Company's Annual Report on Form 10-K for the period ended December 28, 2002, the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2003, any Current Reports on Form 8-K filed by the Company on or after December 29, 2002 but on or before the date hereof, and the Company's Schedule 14A Proxy Statement for its Annual Meeting of Stockholders, filed on October 6, 2003.
"Disclosure Schedule" shall have the meaning set forth in Section 3 hereof. "Escrow Account" shall have the meaning set forth in Section 2.4 hereof. "Escrow Agent" shall have the meaning set forth in Section 2.4 hereof. "Escrow Agreement" shall have the meaning set forth in Section 2.4 hereof. "Escrow Receipts" shall have the meaning set forth in Section 2.3(a) hereof. "Escrowed Stock" shall have the meaning set forth in Section 2.3(a) hereof. "Event of Default" shall have the meaning set forth in Section 8 hereof. "Exchange Act" means the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.
"Exit Financing" shall have the meaning set forth in the Covanta Agreement. "Extended Maturity Date" means the earlier of (x) July 15, 2005 and (y) the issuance of a non-appealable binding decision by a court of competent jurisdiction to the effect that either (a) Covanta is entitled to retain the Deposit under the Covanta Agreement or (b) Covanta is obligated to pay the Breakup Fee under the Covanta Agreement. "Extension Fee" shall have the meaning set forth in Exhibit F.
"Final Deposit" shall have the meaning set forth in the Covanta Agreement. "Financial Statements" shall have the meaning set forth in Section 3.6 hereof. "First Lien L/C Credit Facility Credit Agreement" shall have the meaning set forth in the Covanta Agreement.
"GAAP" shall have the meaning set forth in Section 3.6 hereof. "GMS" means Global Material Services, LLC, a Tennessee limited liability company. "Initial Deposit" shall have the meaning set forth in the Covanta Agreement. "International Revolver Credit Facility Credit Agreement" shall have the meaning set forth in the Covanta Agreement.
"International Term Loan Credit Facility Credit Agreement" shall have the meaning set forth in the Covanta Agreement. "Investment Entity" shall have the meaning set forth in the Covanta Agreement. "Investor Expense Reimbursement" shall have the meaning set forth in Section 12.6 hereof.
 "Material Adverse Effect" means (a) a material adverse effect on the properties, assets, businesses, affairs, results of operations or financial condition of the Company and its Subsidiaries, considered as a whole or (b) the effect of preventing or materially interfering with the Company's ability to consummate the Transactions; provided, however, that no effect resulting, individually or in the aggregate, from macro-economic events or general market-related changes shall be a Material Adverse Effect unless the Company is affected by such events or changes in a manner that is substantially disproportionate when compared to competitor or peer businesses. "Maturity Date" means the Scheduled Maturity Date or, if there is a bona fide dispute concerning either Covanta's retention of the Deposit or its payment of the Breakup Fee, the Extended Maturity Date, if later.
"Non-Ownership Change Rollover Terms" means the terms of the Notes set forth on Exhibit E. "Non-Performing Purchaser" means (a) any Purchaser that fails in connection with the Second Lien L/C Credit Facility Credit Agreement (i) to execute and deliver such credit agreement and all other documents contemplated thereby to be delivered by such Purchaser as a lender thereunder, (ii) to provide required collateral, or (iii) to satisfy the absence of a Material Adverse Change condition applicable to such Purchaser, in each case as set forth in the commitment letter dated as of December 2, 2003 among Covanta, the Purchasers and Bank One, NA, as issuing bank and agent; or (b) D. E. Shaw, if D.
E. Shaw fails, in connection with the International Revolver Credit Facility Credit Agreement, to cause Deutsche Bank, A.G. or its Affiliates or another financial institution of sound reputation, to execute, deliver and make available such International Revolver Credit Facility Credit Agreement.

CUSIP No. 236274106               13D/A                    Page 12 of 34 Pages

"Notes" means one or more note(s) containing the same terms and conditions, and with the same conversion features, as set forth herein and in the form of note attached hereto as Exhibit B; provided, however, that the terms of the Notes may be modified pursuant to the Ownership Change Rollover Terms or the Non-Ownership Change Rollover Terms, as applicable.
"Ownership Change" has the meaning ascribed thereto in Section 382(g) of the Code. "Ownership Change Limitation" means any issuance of Common Stock that would otherwise result in an Ownership Change under Section 382(g) of the Code, computed by substituting "48.75 percentage points" for "50 percentage points" where such phrase appears in Section 382(g)(1)(A) of the Code.
"Ownership Change Rollover Terms" means the terms of the Notes set forth on Exhibit F. "Permitted Liens" means: (a) liens on the stock of Covanta to secure the debt comprising the Exit Financing; (b) liens in favor of any Subsidiary;
(c) liens incurred or deposits made to secure the performance of statutory or regulatory obligations, bankers' acceptances, surety or appeal bonds, performance bonds, deposits to secure the performance of tenders, bids, trade contracts, government contracts, import duties, performance, and return-of-money bonds, leases or licenses or other obligations of a like nature incurred in the ordinary course of business, including, without limitation, landlord liens on leased properties; (d) existing on the date of this Agreement (other than liens to secure debt for borrowed money); (e) liens for taxes, assessments or governmental charges or claims that (i) are not yet delinquent, (ii) that are not yet subject to penalties or interest for non-payment or (iii) that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that in the case of clause (iii), any reserve or other appropriate provision as is required in conformity with GAAP has been made therefore, (f) carriers', warehousemen's, mechanics', landlords', materialmen's, repairmen's, suppliers' or other like liens arising in the ordinary course of business and deposits made to obtain the release of such liens and with respect to obligations not overdue for a period in excess of 60 days or which are being contested in good faith by appropriate proceedings; provided that any reserve or other appropriate provision as shall be required to conform with GAAP shall have been made; (g) liens incurred or pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (h) deposits made in the ordinary course of business to secure liability to insurance carriers; (i) any attachment or judgment lien not constituting an Event of Default under this Agreement and liens arising from the rendering of a judgment that is not a final judgment or order against the Company or any Subsidiary with respect to which the Company or such Subsidiary is then proceeding with an appeal or other proceeding for review or in connection with surety or appeal bonds in connection with such attachment or judgment; (j) any interest or title of a lessor or sublessor under any operating lease; (k) liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Subsidiaries in the ordinary course of business; and (l) rights of set-off of banks and other Persons. "Person" means an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association or joint venture. "Plan" shall have the meaning set forth in the Covanta Agreement. "Plan Shares" shall have the meaning set forth in Section 3.3(b) hereof. "Preferred Stock" shall have the meaning set forth in
Section 3.3(a) hereof. "Public Participation" means the following fraction, not to exceed one: total number of shares of Common Stock purchased by Persons other than the Purchasers and the State of California Commissioner of Insurance pursuant to the Rights Offering, divided by 16,388,017, calculated to the fourth decimal place.
"Purchaser" shall have the meaning set forth in Recitals hereof.
"Purchaser Group Non-Performance" means any circumstance in which the Deposit becomes due and payable to Covanta pursuant to Section 11.2(c)(i)(A)(y) of the Covanta Agreement.
"Registration Rights Agreement" shall have the meaning set forth in Section 5.7 hereof. "Required Majority" shall mean (i) in connection with any reduction in the Reserve Amount or any increase in the Consideration, all Purchasers and (ii) in all other cases, Purchasers holding at least 66 2/3 % of the aggregate outstanding principal amount of Notes.
"Reserve Amount" shall mean $7,000,000 of the aggregate principal amount of Notes. "Restated Certificate of Incorporation" means the Company's Restated Certificate of Incorporation filed on July 20, 1999, as amended on September 6, 2001. "Rights Offering" shall have the meaning set forth in Section 5.4(a) hereof. "Rollover Terms" means the Ownership Change Rollover Terms and the Non-Ownership Change Rollover Terms.
"Scheduled Maturity Date" means January 2, 2005.
"SEC" means the Securities and Exchange Commission.
"Second Lien L/C Credit Facility Credit Agreement" shall have the meaning set forth in the Covanta Agreement. "Securities" shall mean the Notes, the shares of Common Stock issuable upon conversion of the Notes, and the Escrowed Stock.


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CUSIP No. 236274106               13D/A                    Page 13 of 34 Pages

"Securities Act" shall mean the Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder. "Significant Subsidiary" means any Subsidiary that, or any group of Subsidiaries (if treated as a single Subsidiary with the revenues or assets of its members) that, would constitute a "significant subsidiary", as defined in Section 1-02(w) of Regulation S-X under the Securities Act, as in effect on the date of this Agreement. "Subsidiaries" means, any corporation or other organization, whether incorporated or unincorporated, of which, as of the date of this Agreement, (a) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization will be held directly or indirectly, owned or controlled by the Company or (b) the Company or any of the Subsidiaries will be a general partner or managing member; provided, however, that in no event will ACL, Covanta or any of their subsidiaries be deemed to be Subsidiaries of the Company for purposes of this Agreement.
"TAT" means Third Avenue Trust, on behalf of the Third Avenue Value Fund Series, a Delaware business trust. "Tax" or "Taxes" means any present or future tax, levy, impost, duty, charge, fee, deduction or withholding of any nature and whatever called, by whomsoever, on whomsoever and wherever imposed, levied, collected, withheld or assessed, including interest, penalties, additions to tax and any similar liabilities with respect thereto. "Tax Returns" shall mean returns, reports, information statements and other documentation (including any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment or collection of any Tax and shall include any amended returns required as a result of examination adjustments made by the Internal Revenue Service or other Tax authority.
"Transactions" means the Contemplated Transactions and the transactions contemplated by this Agreement, including the Rights Offering. "Vessel Leasing" means Vessel Leasing, LLC, a Delaware limited liability company.

2. Authorization, Purchase and Sale of Notes.

2.1 Authorization of Securities. The Company has (i) authorized the issuance and sale of the Notes, (ii) authorized the issuance of and reserved the shares of Common Stock issuable upon conversion of the Notes and (iii) authorized the issuance of the Escrow Receipts and the Escrowed Stock.

2.2 Purchase and Sale of Notes. Subject to and upon the terms and conditions set forth in this Agreement, at the Closing, the Company shall issue and sell to each Purchaser, and each Purchaser, severally, shall purchase from the Company the aggregate principal amount of Notes set forth opposite the name of such Purchaser under the heading "Principal Amount of Notes to be Purchased" on Exhibit A hereto, at a purchase price equal to the principal amount of Notes purchased, in an aggregate principal amount of $40,000,000.

2.3 Issuance of Escrowed Stock and Escrow Receipts.

(a) Subject to and upon the terms and conditions of this Agreement, at the Closing, the Company hereby agrees to issue to each Purchaser, as part of its inducement to purchase the Notes being purchased by such Purchaser and provide, directly or indirectly, a portion of the Exit Financing, the number of shares of Common Stock set forth opposite such Purchaser's name under the heading "Escrowed Stock" on Exhibit A hereto, such shares to be held by the Company in escrow pursuant to its Restated Certificate of Incorporation (the "Escrowed Stock") as set forth in this Section 2.3. The Company shall deliver to the Escrow Agent, with respect to the certificates reflecting the Purchasers' ownership of the Escrowed Stock, escrow receipts (the "Escrow Receipts") evidencing the Purchasers' beneficial ownership of the Escrowed Stock represented thereby and record ownership of such Escrowed Stock. The Purchasers shall retain full voting and dividend rights for all Escrowed Stock unless redeemed as provided herein or unless voting is restricted pursuant to Section 7.3(e) hereof. Promptly following the Closing, the Company shall deliver to each Purchaser a certificate of a duly authorized officer of the Company confirming that the Escrowed Stock and the Escrow Receipt of such Purchaser have been issued and are being held by the Company and the Escrow Agent, respectively, in accordance with this Section 2.3(a). On the date the Escrowed Stock ceases to be subject to redemption pursuant to Section 2.3(b), the Company shall cause the Escrow Receipts or, to the extent permitted by the Restated Certificate of Incorporation, the Escrowed Stock, to be released to the Purchasers.

(b) In the event the Covanta Agreement is terminated for any reason other than as a result of a Company Non-Performance, the Purchasers agree to allow the Company to redeem the Escrowed Stock, upon written notice from the Company to each Purchaser, at an aggregate price of $4.00 for all of the Escrowed Stock. If the Company has a right to redeem the Escrowed Stock pursuant to this Section 2.3(b), and has not given written notice of such redemption within 90 days of the date the Covanta Agreement is terminated, the Escrowed Stock shall cease to be subject to redemption by the Company. The Company's right to redeem the Escrowed Stock is subject to its compliance with the provisions of

CUSIP No. 236274106               13D/A                    Page 14 of 34 Pages

Section 7.5(a)(i), if then applicable; provided, that in such case if at the time the Escrowed Stock becomes subject to redemption there is a dispute described in Section 7.5(b), such redemption right shall not terminate until the earlier of (x) 90 days following the resolution of such dispute with respect to the Deposit and (y) the Extended Maturity Date. When the Escrowed Stock ceases to be subject to redemption, the Company shall cause the Escrow Receipts or, to the extent permitted by the Restated Certificate of Incorporation, the Escrowed Stock, to be released to the Purchasers.

2.4 Closing. The closing of the purchase and sale of the Notes (the "Closing") shall take place at the offices of Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019, on the date the Initial Deposit is scheduled to be paid by the Company pursuant to the Covanta Agreement or such other date as may be mutually agreed to by the Company and the Purchasers (the "Closing Date"). At the Closing, the Company shall deliver (i) to each Purchaser, one or more Note(s) in the principal amount set forth opposite such Purchaser's name on Exhibit A hereto and (ii) to the Escrow Agent, the Escrow Receipts. At the Closing, each Purchaser shall pay to the Company the purchase price for the Notes set forth opposite the name of such Purchaser under the heading "Principal Amount of Notes to be Purchased" on Exhibit A hereto by wire transfer as designated by the Company of immediately available funds; provided, however, that proceeds of the purchase price for the Notes required to fund the Final Deposit plus the Reserve Amount shall be credited to an escrow account (the "Escrow Account") held by The Bank of Nova Scotia Trust Company (the "Escrow Agent") pursuant to the escrow agreement attached hereto as Exhibit G (the "Escrow Agreement"). The Final Deposit and the Reserve Amount shall be held by the Escrow Agent in an interest-bearing account. The Final Deposit shall be released to the Company on the date the Final Deposit is scheduled to be paid by the Company pursuant to the Covanta Agreement. The Reserve Amount shall remain in the Escrow Account until the earlier of (a) the Closing of the Acquisition (at which time it shall be released to the Company) and (b) such time as provided in Sections 7.4 and 7.5 hereof.

2.5 Use of Proceeds. The Company shall apply the proceeds from the sale of the Notes to fund (i) the Initial Deposit in the amount of $15,000,000 and the Final Deposit in the amount of $15,000,000, in each case to the extent required to be given by the Company to Covanta in connection with the Acquisition as provided in the Covanta Agreement, (ii) the Consideration, (iii) the payment of fees and expenses related to the Transactions, and (iv) general corporate purposes of the Company.

3. Representations and Warranties of the Company. Except as set forth in a corresponding numbered section of the disclosure schedule attached hereto as Exhibit H (the "Disclosure Schedule") or as disclosed in the Disclosure Documents, as of the date of this Agreement, the Company hereby represents and warrants to each of the Purchasers as follows:

3.1 Incorporation. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification, except where the failure to so qualify would not reasonably be expected to result in a Material Adverse Effect. The Company has all requisite corporate power and authority to carry on its business as now conducted.

3.2 Subsidiaries. Each Subsidiary of the Company has been duly organized, is validly existing in good standing under the laws of the jurisdiction of its formation, has the organizational power and authority to own its properties and to conduct its business and is duly registered, qualified and authorized to transact business and is in good standing in each jurisdiction in which the conduct of its business or the nature of its properties requires such registration, qualification or authorization, except where such failure would not reasonably be expected to result in a Material Adverse Effect. All of the issued and outstanding capital stock or other equity interests of each Subsidiary have been duly authorized and validly issued, are fully paid and non-assessable, and are owned by the Company free and clear of any mortgage, pledge, lien, encumbrance, security interest, claim, except for any Permitted Lien.

3.3 Capitalization.

(a) The authorized capital stock of the Company consists of 150,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $.10 per share (the "Preferred Stock"). The total number of outstanding shares of Common Stock as of November 13, 2003 was 30,673,831, and the total number of shares of Common Stock issuable pursuant to stock options outstanding at November 13, 2003 was 1,952,253. Since November 13, 2003, the Company has not issued any shares of Common Stock. There are no outstanding shares of Preferred Stock. All such shares of Common Stock have been duly authorized, and all such issued and outstanding shares of Common Stock have been validly issued and are fully paid and nonassessable. No such outstanding shares of Common Stock were issued in violation of any preemptive rights, "poison pill" provisions, rights of first offer or refusal or similar rights.

CUSIP No. 236274106               13D/A                    Page 15 of 34 Pages


(b) Except for the issuance of shares of Common Stock pursuant to the exercise of outstanding options granted pursuant to the Company's option plans, the Company has not issued any capital stock since May 29, 2002, except as contemplated by this Agreement or the Covanta Agreement. Except (i) as set forth in or contemplated by this Agreement or the Covanta Agreement, (ii) for the issuance of options to purchase shares of the Company's Common Stock pursuant to the Company's option plans and (iii) for the issuance and sale of up to 3,000,000 shares of Common Stock to certain claimholders as contemplated by the Plan (the "Plan Shares"), there are no existing options, warrants, calls, preemptive (or similar) rights, subscriptions or other rights, agreements, arrangements or commitments of any character obligating the Company to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of the capital stock of the Company or other equity interests in the Company or any securities convertible into or exchangeable for such shares of capital stock or other equity interests, and there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests.

3.4 Authorization. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization of the Securities, the authorization, execution, delivery and performance of this Agreement and the consummation of the Transactions has been taken. The Board of Directors has authorized the Transactions, has fulfilled all obligations to complete the Transactions pursuant to Paragraph FIFTH of the Company's Restated Certificate of Incorporation and has received an opinion of tax counsel that the issuance of the Securities would not result in, or create an unreasonable risk of, an Ownership Change. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as rights to indemnity and contribution may be limited by state or federal securities laws or the public policy underlying such laws, and except as may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by general equitable principles. The Company has all requisite corporate power to enter into this Agreement and to carry out and perform its obligations under the terms of this Agreement. The Board of Directors has taken all action necessary to render inapplicable, as it relates to Purchasers, the provisions of Section 203 of the General Corporation Law of the State of Delaware in connection with this Agreement.

3.5 Valid Issuance.

(a) On the date hereof, the Escrowed Stock is, and upon their issuance in accordance with the terms of the Notes, the shares of Common Stock issued upon conversion of the Notes will be, duly authorized, validly issued, fully paid and non-assessable shares of Common Stock, free of all preemptive or similar rights, but subject to the restrictions set forth in the Company's Restated Certificate of Incorporation.

(b) Subject to the accuracy of the representations made by the Purchasers in
Section 4 hereof, the Securities will be issued to the Purchasers in compliance with applicable exemptions from the registration and prospectus delivery requirements of the Securities Act. The Company is current in its filings with the SEC under Section 13(a) of the Exchange Act.

3.6 Financial Statements. The financial statements of the Company included in the Disclosure Documents (collectively, the "Financial Statements") fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates indicated, and the results of its operations and cash flows for the periods therein specified. The Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis ("GAAP") throughout the period therein specified except as may be otherwise indicated in such Financial Statements or the notes thereto (except in the case of quarterly financial statements for the absence of footnote disclosure and subject, in the case of interim periods, to normal year-end adjustments).

3.7 No Material Adverse Change. Except as set forth in Section 3.7 of the Disclosure Schedule or as disclosed in the Disclosure Documents, there has been no change, event or occurrence which has had, individually or in the aggregate, a Material Adverse Effect, and Company does not know of any such change, event or occurrence which is threatened, nor has there been any damage, destruction or loss which would reasonably be expected to have or has had, individually or in the aggregate, a Material Adverse Effect.

3.8 Absence of Litigation. There is no action, suit, proceeding, arbitration or claim, pending or, to the Company's knowledge, threatened nor, to the Company's knowledge, is there any investigation or inquiry pending or threatened, by or before any governmental body against the Company which, for all such matters taken as a whole, would reasonably be expected to result in a Material Adverse Effect. The foregoing includes, without limitation, any such action, suit, proceeding or investigation that seeks to delay or prevent the Transactions or the right of the Company to execute, deliver and perform under

CUSIP No. 236274106               13D/A                    Page 16 of 34 Pages

same. The Company is not a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that would reasonably be expected to result in a Material Adverse Effect.

3.9 Disclosure Documents. The information contained or incorporated by reference in the Disclosure Documents was true and correct in all material respects as of the respective dates of the filing thereof with the SEC, and, as of such respective dates, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent updated or superseded by any report subsequently filed by the Company with the SEC.

3.10 Books and Records. The minute books and other records of the Company and its Subsidiaries accurately reflect approval by the Board of Directors thereof of the Transactions and accurately reflect, in all material respects the corporate action of the stockholders and directors and any committees thereof of the Company and its Subsidiaries with respect to the Transactions.

3.11 Consents. All consents, approvals, orders and authorizations required on the part of the Company in connection with the execution, delivery or performance of this Agreement and the consummation of the Transactions have been obtained and will be effective as of the Closing Date, other than such filings required to be made after the Closing under applicable federal and state securities laws and except for failures which would not be reasonably expected to result in a Material Adverse Effect. The execution, delivery or performance of this Agreement and the consummation of the Transactions do not require the approval of the Company's stockholders under applicable United States or Delaware law.

3.12 No Conflict. The execution and delivery of this Agreement by the Company and the consummation of the Transactions will not conflict with or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under (i) any provision of the Restated Certificate of Incorporation or by-laws of the Company or (ii) any agreement or instrument, permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to the Company or its properties or assets, except, in the case of clause (ii), as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect.

3.13 Brokers or Finders. Other than with respect to CSFB, the fees of which will be borne by the Company, the Company has not incurred, and shall not incur, directly or indirectly, any liability for any brokerage or finders' fees or agents' commissions or any similar charges in connection with the Transactions.

3.14 American Stock Exchange. The Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed on AMEX, and the Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Stock under the Exchange Act or delisting the Common Stock from AMEX, nor has the Company received any notification that the SEC or AMEX is contemplating terminating such registration or listing. The execution, delivery or performance of this Agreement and the consummation of the Transactions do not require any approval by the stockholders of the Company under AMEX rules or the Company's listing or other agreements with AMEX.

3.15 Company Not an "Investment Company". The Company is not an "investment company" as such term is defined in the Investment Company Act of 1940, as amended.

3.16 Title to Property and Assets. The Company owns or possesses the necessary right to use or title to all properties, assets, licenses, permits and the like required to operate its business as currently operated, except for such properties, assets, licenses, permits and the like, the absence of which would not reasonably be expected to result in a Material Adverse Effect. The properties and assets of the Company owned by them are owned free and clear of all mortgages, deeds of trust, liens, charges, encumbrances and security interests except (i) for statutory liens for the payment of current taxes that are not yet delinquent, (ii) liens, encumbrances and security interests that arise in the ordinary course of business and (iii) Permitted Liens.

3.17 Taxes.

(a) Except for certain late filings previously made as disclosed in Section 3.17 of the Disclosure Schedule: (i) the Company has filed (or joined in the filing of) when due all Tax Returns required by applicable law to be filed with respect to the Company and all Taxes shown to be due on such Tax Returns have been paid;

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CUSIP No. 236274106               13D/A                    Page 17 of 34 Pages

(ii) all such Tax Returns were true, correct and complete in all material respects as of the time of such filing; and (iii) any liability of the Company for Taxes not yet due and payable, or which are being contested in good faith, in each case as of December 2, 2003, has been accrued or reserved for on the financial statements of the Company in accordance with GAAP. Since January 1, 1997, the Company has not incurred any material Taxes other than in the ordinary course of business.

(b) Except as set forth in Section 3.17 of the Disclosure Schedule, no current or former subsidiary of the Company has ever been a member of any "affiliated group" (within the meaning of Section 1504(a) of the Code) included in any consolidated federal income Tax Return filed with the Internal Revenue Service other than an affiliated group of which the Company is the common parent anytime during the five years immediately preceding the date hereof.

3.18 Insurance. All insurance policies carried by, or covering the Company's or its Subsidiaries' properties are in full force and effect, and no notice of cancellation has been given with respect to any such policy except when such failure would not reasonably be expected to result in a Material Adverse Effect. All premiums due on such policies have been paid in a timely manner and the Company and its Subsidiaries have complied in all material respects with the terms and provisions of such policies except when such failure would not reasonably be expected to result in a Material Adverse Effect. The insurance coverage provided by such policies is in such amount and types which are adequate and customary for the industries in which the Company and its Subsidiaries operate except when such failure would not reasonably be expected to result in a Material Adverse Effect.

3.19 Accounting Controls. The Company and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurances that
(i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and to maintain assets accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.20 Compliance with Law. Since January 1, 1997, the operations of the businesses of the Company and its Subsidiaries have been conducted in all material respects in accordance with all applicable laws, regulations, orders and other requirements of all courts and other governmental or regulatory authorities having jurisdiction over the Company and its Subsidiaries and their respective assets, properties and operations except when such failure would not reasonably be expected to result in a Material Adverse Effect. Since January 1, 1997, neither the Company nor any Subsidiary has received written notice of any violation of any such law, regulation, order or other legal requirement, and is not in default with respect to any order, writ, judgment, award, injunction or decree of any governmental authority or arbitrator, domestic or foreign, applicable to the Company or any Subsidiary or any of their respective assets, properties or operations except those that would not reasonably be expected to result in a Material Adverse Effect.

3.21 Insurance Regulation. The Company has no Subsidiaries that either are licensed as an insurance company or required to be licensed in connection with the conduct of an insurance business in the State of Missouri.

4. Representations and Warranties of Each Purchaser. Each Purchaser, severally for itself and not jointly with the other Purchasers, represents and warrants to the Company as to itself as follows:

4.1 Organization. Such Purchaser is duly and validly existing and, to the extent relevant and necessary to enter into a binding agreement, is in good standing under the jurisdiction of its organization.

4.2 Authorization. All action on the part of such Purchaser necessary for the authorization, execution, delivery and performance of this Agreement and the consummation of the Transactions has been taken. This Agreement constitutes the legal, valid and binding obligation of such Purchaser, enforceable against such Purchaser in accordance with its terms, except as such may be limited by bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by general equitable principles. Such Purchaser has all requisite power to enter into this Agreement and to carry out and perform its obligations under the terms of this Agreement.

4.3 Purchase Entirely for Own Account, Etc. Such Purchaser is acquiring the Securities for its own account, and not with a view to, or for sale in connection with, any distribution of the Securities in violation of the Securities Act. Except as contemplated by this Agreement, such Purchaser has no present agreement, undertaking, arrangement, obligation or commitment providing for the sale or other disposition of the Securities. Such Purchaser, has not been organized, reorganized or recapitalized specifically for the purpose of investing in the Securities.


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CUSIP No. 236274106               13D/A                    Page 18 of 34 Pages

4.4 Investor Status; Etc. Such Purchaser certifies and represents to the Company that at the time such Purchaser acquires any of the Securities, such Purchaser will be an "accredited investor" as defined in Rule 501 of Regulation D promulgated under the Securities Act. Such Purchaser's financial condition is such that it is able to bear the risk of holding the Securities for an indefinite period of time and the risk of loss of its entire investment. Such Purchaser has been afforded the opportunity to ask questions of and receive answers from the management of the Company concerning this investment and has sufficient knowledge and experience in investing in companies similar to the Company so as to be able to evaluate the risks and merits of its investment in the Company. Such Purchaser has made an independent investment decision with respect to the Securities and such decision has been made without regard to the investment decision of any other Person who may purchase Securities.

4.5 Securities Not Registered. Such Purchaser understands that the Securities have not been registered under the Securities Act, by reason of their issuance by the Company in a transaction exempt from the registration requirements of the Securities Act, and that the Securities must continue to be held by such Purchaser unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration. Such Purchaser understands that the exemptions from registration afforded by Rule 144 (the provisions of which are known to it) promulgated under the Securities Act depend on the satisfaction of various conditions, and that, if applicable, Rule 144 may afford the basis for sales only in limited amounts.

4.6 No Conflict. The execution and delivery of this Agreement by such Purchaser and the consummation of the Transactions will not conflict with or result in any violation of or default by such Purchaser (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under (i) any provision of the organizational documents of such Purchaser or (ii) any agreement or instrument, permit, franchise, license, judgment, order, statute, law, ordinance, rule or regulations, applicable to such Purchaser or its respective properties or assets.

4.7 Brokers. Such Purchaser has not retained, utilized or been represented by any broker or finder in connection with the transactions contemplated by this Agreement.

4.8 Consents. All consents, approvals, orders and authorizations required on the part of such Purchaser in connection with the execution, delivery or performance of this Agreement and the consummation of the Transactions have been obtained and will be effective as of the Closing Date.

5. Covenants of the Company and Purchasers.

5.1 Certain Affirmative Covenants. Until the Notes are repaid in full, or converted in full pursuant to Section 7.3 hereof, the Company shall, and shall cause each of its Subsidiaries to, at all times:

(a) comply with all applicable laws, regulations, orders and other requirements of all courts and other governmental or regulatory authorities having jurisdiction over the Company and its Subsidiaries and their respective assets, properties and operations, except where failure to comply would not reasonably be expected to result in a Material Adverse Effect;

(b) preserve and keep in full force and effect its corporate existence and rights and franchises material to the business of the Company and its Subsidiaries taken as a whole; provided, however, that the Company and its Subsidiaries shall not be required to preserve and keep in full force and effect any rights or franchises or the corporate existence of any of its Subsidiaries if the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries, and that the loss thereof is not materially adverse to the Purchasers or such action is otherwise permitted by this Agreement; and

(c) duly and timely file all Tax Returns required to be filed in compliance with all applicable laws with respect to the Company and its Subsidiaries and shall pay all Taxes imposed on the Company or any Subsidiary before any material penalty or interest in a material amount accrues thereon; provided, however, that no such Tax assessment or other charge need be paid if it is being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and if such reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor.

5.2 Negative Covenants. Except as contemplated hereby, until the Notes are repaid in full, or converted in full pursuant to Section 7.3 hereof, the Company shall not, without the prior written consent of the Required Majority:

CUSIP No. 236274106               13D/A                    Page 19 of 34 Pages

(a) (i) pay dividends on or repurchase any of its outstanding securities, whether or not accrued, other than redemptions pursuant to employee benefit plans in the ordinary course of business, (ii) prior to conversion of the Notes (other than Notes outstanding subject to Ownership Change Rollover Terms), make any distribution in shares of Common Stock or, except in connection with the Rights Offering or the Plan Shares or as otherwise contemplated herein, issue Common Stock or securities convertible into Common Stock, or (iii) prior to conversion of the Notes (other than Notes outstanding subject to Ownership Change Rollover Terms), subdivide, combine or reclassify its outstanding shares of Common Stock into a smaller number of shares;

(b) amend its certificate of incorporation, enter into any transaction of merger or consolidation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution) or convey, sell, lease, transfer, or otherwise dispose of, in one transaction or a series of related transactions, any material assets, directly or through the sale of capital stock of Subsidiaries, whether now owned or hereafter acquired, or agree to or effect any asset acquisition or stock acquisition (except pursuant to the Covanta Agreement) other than asset acquisitions in the ordinary course of business not exceeding an aggregate of $250,000 per year and other than asset dispositions not exceeding an aggregate of $250,000 per year; provided, however that the foregoing shall not apply to
(i) the sale or other disposition of the equity interests in or the assets of any of ACL, GMS or Vessel Leasing or any of their subsidiaries; (ii) the granting of Permitted Liens; or (iii) the disposition of marketable securities not issued by any of its Subsidiaries for cash;

(c) enter into any transaction with or create or redomesticate any entity regulated by any federal, state, municipal or foreign governmental, regulatory or other public body, agency or authority (including self-regulatory organizations) in any manner that would subject any Purchaser to any regulatory review, oversight or approvals of any kind, in any state, including but not limited to any entity regulated by an insurance department, banking commission or similar body (other than the Transactions);

(d) incur any debt for borrowed money, other than debt in an aggregate principal amount not exceeding $250,000 at any time outstanding;

(e) engage in any business other than the business currently conducted by the Company as of the Closing and other lines of business reasonably incidental or related thereto or as a result of the Transactions;

(f) directly or indirectly, create, incur, assume, agree to provide or permit to exist any lien, or file, execute or agree to the execution of any financing statement, on or with respect to any asset of the Company, whether now owned or hereafter acquired, or any income or profits therefrom, except for Permitted Liens;

(g) enter into any material transaction or series of transactions with any Affiliate that is not (x) a Subsidiary of the Company, (y) Covanta, or (z) a subsidiary of Covanta, except (i) this Agreement and the other agreements related hereto, the Covanta Agreement, the Exit Financing and the Transactions,
(ii) pursuant to agreements in effect on the date hereof, as such agreements (other than the Covanta Agreement) may be amended, renewed, extended or replaced as long as not materially less favorable to the Company taken as a whole, (iii) in the ordinary course of business, (iv) any issuance of equity or other payments, awards or grants in cash, equity or otherwise pursuant to, or the funding of employment arrangements, stock options and stock ownership plans or
(v) any transaction with an Investment Entity or ACL and any of its subsidiaries; and

(h) at all times have authorized and reserved for the purpose of issue upon exercise of the conversion rights evidenced by the Notes, a sufficient number of shares of Common Stock to provide the exercise of the rights represented by the Notes. In the event there is an insufficient amount of Common Stock reserved for issuance pursuant to the conversion of Notes, the Company will take appropriate action to authorize an increase in Common Stock to allow for such issuance.

5.3 Other Covenants of the Company

(a) The Company covenants to pay to each Purchaser in cash the Extension Fee with respect to any Notes held by such Purchaser that are subject to the Ownership Change Rollover Terms, on the date such terms become applicable.

(b) Between the date of this Agreement and the date of the closing of the Acquisition, the Company will promptly advise each Purchaser of any action or event of which it becomes aware which has the effect of rendering any of the Company's covenants hereunder incapable of performance.

(c) Immediately following the execution of this Agreement, the Company shall execute and deliver the Covanta Agreement.

CUSIP No. 236274106               13D/A                    Page 20 of 34 Pages

(d) Between the date of this Agreement and the date of the closing of the Acquisition, the Company shall not amend the Covanta Agreement or waive any condition, representation or warranty of the Covanta Agreement without the Required Majority's prior written consent.

(e) The Company shall deliver to the Purchaser a certificate, dated at least 12 Business Days prior to the closing of the Acquisition, signed by the Chief Financial Officer of the Company, certifying on behalf of the Company that there has been no Event of Default pursuant to this Agreement as of such date.

(f) Prior to the closing of the Rights Offering, the Company shall use commercially reasonable efforts to cause all Common Stock issuable to the Purchasers hereunder to be approved for listing on AMEX, subject to issuance.

5.4 Rights Offering.

(a) The Company shall use all commercially reasonable efforts to (i) commence a rights offering of Common Stock, pursuant to an effective registration statement on the appropriate form, in the amount of .75 rights per each outstanding share of Common Stock and offered at a price of $1.53 per share (the "Rights Offering") within 75 days of the closing of the Acquisition and (ii) cause the registration statement to be declared effective within 45 days of filing with the SEC. The Company shall cause the consummation of the Rights Offering within 45 days of the date the Rights Offering registration statement is declared effective.

(b) Each Purchaser shall participate fully in the Rights Offering in respect of rights accruing to the Escrowed Stock then held by such Purchaser.

(c) Except as otherwise set forth herein, no Purchaser shall participate in the Rights Offering in respect of shares of Common Stock owned by such Purchaser on or before the date of this Agreement in excess of the level of Public Participation. Each Purchaser shall participate fully in the Rights Offering to the extent permitted pursuant to the immediately preceding sentence.

(d) On the date of the closing of the Rights Offering, the Company shall apply all proceeds of the Rights Offering to prepay each Purchaser's Notes (including accrued interest thereon) pro-rata according to the principal amount of Notes outstanding at such time; provided that the cash otherwise payable to D. E. Shaw pursuant to this clause (d) shall be reduced by an amount (to be retained by the Company) equal to the D. E. Shaw Reserved Principal (as defined below) and a principal amount of the Notes (including accrued interest) held by D. E. Shaw equal to the D. E. Shaw Reserved Principal that would otherwise have been prepaid pursuant to this clause (d) shall remain outstanding, to be prepaid by conversion in accordance with Section 5.5.

5.5 D. E. Shaw Additional Equity. As soon as practicable after giving effect to
Section 5.4(d), the Company shall prepay Notes held by D. E. Shaw (including accrued interest) in an aggregate principal amount equal to the D. E. Shaw Reserved Principal by conversion in accordance with Section 7.3 (Common Stock so issued, the "Additional Equity"). The D. E. Shaw Reserved Principal shall mean that amount equal to $1.53 multiplied by the following:

(1) if Public Participation is .30 or less: (x) Public Participation, multiplied by (y) 50,000, multiplied by
(z) 100;

(2) if Public Participation is greater than .30 but equal to or less than .50:
(x) 1,500,000, plus (y) (i) Public Participation minus .30, multiplied by
         (ii) 75,000, multiplied by (iii) 100;

(3) if Public Participation is greater than .50 but equal to or less than .70:
(x) 3,000,000, plus (y) (i) Public Participation minus .50, multiplied by
         (ii) 100,000, multiplied by (iii) 100;
and
(4) if Public Participation is greater than .70: (x) 5,000,000, plus (y) (i) Public Participation minus .70, multiplied by
         (ii) 125,000, multiplied by (iii) 100.


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CUSIP No. 236274106               13D/A                    Page 21 of 34 Pages

5.6 Prepayment of Remaining Notes.

(a) After giving effect to Sections 5.4(d) and 5.5, the Company shall prepay any remaining Notes (including accrued interest thereon) pro rata according to the principal amount of Notes outstanding at such time by conversion in accordance with Section 7.3.

(b) After giving effect to Sections 5.4(d), 5.5 and 5.6(a), the Ownership Change Rollover Terms shall apply to the principal of, and accrued interest on, any Notes that remain outstanding. For the avoidance of doubt, proceeds of the Rights Offering equal to the D. E. Shaw Reserved Principal shall be available to the Company for general corporate purposes.

5.7 Registration Rights Agreement. The Purchasers shall be entitled to the benefits of the registration rights agreement for all shares of Common Stock received upon conversion of the Notes and all Escrowed Stock not subject to redemption hereunder (the "Registration Rights Agreement"), a copy of which is attached hereto as Exhibit C for the term of such agreement. Pursuant to the Registration Rights Agreement, the Company shall file with the SEC, under the circumstances set forth therein, a shelf registration statement pursuant to Rule 415 under the Securities Act or a registration statement on the appropriate form the Company is qualified to use, no later than the earlier of June 30, 2004, and ten days after the date of the closing of the Rights Offering, and shall use commercially reasonable efforts to cause such shelf registration statement or other registration statement to be declared effective.

6. Covenants of Parties.

6.1 Other Governmental Approvals. As soon as practicable after the execution of this Agreement, the Company and each Purchaser shall file all applications and reports and take such other action which is reasonably required to be taken or filed by it with any governmental authority in connection with the transactions contemplated by this Agreement. The Company and each Purchaser shall give all additional notices to third parties and take other action reasonably required to be or taken by it under any authorization, lease, note, mortgage, indenture, agreement or other instrument or any law, rule, regulation, demand or court or administrative order in connection with the transactions contemplated by this Agreement.

6.2 Insurance Regulatory Approvals. Each Purchaser agrees as to itself, to the extent required by law, to file a Disclaimer in Montana and California. The Company agrees to provide all necessary documents, information and other assistance as reasonably may be requested by any Purchaser in connection with any state filing of a Disclaimer or other insurance documents.

6.3 Information for Ownership Change Analysis. Each Purchaser severally agrees to disclose to the Company, upon the Company's reasonable request, the number of shares of Common Stock owned directly by such Purchaser and to respond to reasonable requests by the Company for information relating to such Purchaser necessary to calculate an Ownership Change.

6.4 International Revolving Credit Facility. D. E. Shaw commits to the Company to cause Deutsche Bank, A.G. or its Affiliates or another financial institution of sound reputation, to execute, deliver and make available the proposed $10,000,000 revolving credit facility to be provided to CPIH and to deliver, subject to an escrow arrangement mutually satisfactory to the lender and D. E. Shaw, such agreements and consideration as may be required by such lender to be delivered in connection therewith, all on terms and conditions satisfactory to the lender.

6.5 Further Assurances. Each party agrees to cooperate with each other and their respective officers, employees, attorneys, accountants and other agents, and, generally, do such other acts and things in good faith as may be reasonable or appropriate to timely effectuate the intents and purposes of this Agreement and the consummation of the transactions contemplated hereby, including, but not limited to, taking any action reasonably requested by another party to facilitate the filing of any document or the taking of any action to assist the other parties hereto in complying with the terms of Sections 6.1, 6.2, 6.3 and
6.4 hereof.

6.6 Release from Escrow. Whenever any assets held by the Escrow Agent are permitted to be released pursuant hereto, the parties shall jointly instruct the Escrow Agent to effect such release.

6.7 No Purchases. Prior to the closing of the Rights Offering, no Purchaser will, or will permit any of its controlled Affiliates to, acquire Common Stock otherwise than pursuant to this Agreement.


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CUSIP No. 236274106               13D/A                    Page 22 of 34 Pages

7. Terms of Notes.

7.1 General Terms. Each Note shall bear interest, commencing on the date of issuance thereof, payable on the Maturity Date or upon prior prepayment and shall mature on the Maturity Date. The Notes shall bear interest on their outstanding amount (and any interest compounded pursuant to Section 7.5(b) hereof) at a rate of 12% per annum for period from the date of issuance through July 15, 2004 and 16% thereafter until paid or converted in full, in each case calculated on the basis of a 360-day year for the actual number of days elapsed; provided, however, that the terms of the Notes shall be modified pursuant to the Ownership Change Rollover Terms and the Non-Ownership Change Rollover Terms, as applicable, as set forth herein. Except pursuant to the Rollover Terms, all amounts due on each Note (including accrued interest) shall be payable in cash unless payment by conversion into shares of Common Stock is otherwise authorized or required herein. The terms of the Notes shall remain unchanged upon application of the Rollover Terms, except as expressly provided in the applicable Rollover Terms. Notwithstanding any other provision of this Agreement, the Purchasers do not intend to charge, and the Company shall not be required to pay, any interest or other fees or charges in excess of the maximum permitted by applicable law, and any payments in excess of such maximum shall be refunded to the Company or credited to reduce the principal under the Notes at the election of each Purchaser.

7.2 Payments; Waiver of Set-Offs, Etc. Any payments in respect of the Notes shall be made to each Purchaser by wire transfer to an account designated by any Purchaser in writing. All payments by the Company under the Notes shall be made without set-off, defense or counterclaim and shall be free and clear and without any deduction or withholding for any taxes or fees of any nature whatever, unless the obligation to make such deduction or withholding is imposed by law.

7.3 Payment by Conversion.

(a) In cases in which Notes (including accrued interest thereon) are authorized or required by this Agreement to be paid or prepaid by conversion, such payment shall be effected by the issuance of shares of Common Stock valued at $1.53 per share in exchange for the principal of and accrued interest on the Notes; provided, however, no shares of Common Stock will be issued by the Company for payment of the Notes by conversion to the extent the issuance of such Common Stock would result (based on the reasonable determination by the Company and its tax advisors) in an Ownership Change Limitation. In the event the Ownership Change Limitation prevents the payment in full by conversion of the Notes required to be paid or prepaid by conversion, the Ownership Change Rollover Terms shall apply to the Notes in an original principal amount equal to the principal of, and accrued interest on, the Notes not so paid or prepaid by conversion.

(b) No fractional shares of the Common Stock will be issued upon payment of a Note by conversion. In lieu of any fractional share to which a Purchaser would otherwise be entitled, the Company will pay to the Purchaser in cash the amount of the unconverted principal balance of the Note that would otherwise be converted into such fractional share.

(c) The Company will pay any and all documentary, stamp or similar taxes payable to the United States of America or any political subdivision or taxing authority thereof or therein in respect of the issue or delivery of shares of Common Stock on conversion of Notes therefor.

(d) Upon payment or prepayment of a Note by conversion, the Purchaser shall surrender the Note, duly endorsed, at the principal offices of the Company or any transfer agent of the Company. At its expense, the Company will, as soon as practicable thereafter, issue and deliver to such Purchaser, at such principal office, a certificate or certificates for the number of shares or Escrow Receipts as required by the Restated Certificate of Incorporation to which such Purchaser is entitled upon such conversion, including a check payable to the Purchaser for cash in lieu of fractional shares. Upon conversion of a Note and payment for fractional shares as provided above, the Company will be forever released from its payment obligations and liabilities under such Note to the extent of the portion thereof paid or prepaid by conversion.

(e) Upon acquisition by each of D. E. Shaw and TAT, respectively, resulting in a holding of ten percent (10%) or more of the Common Stock of the Company, respectively, each of D. E. Shaw and TAT agrees with, and for the benefit of, the Company and not any other Purchaser, severally and not jointly, not to vote its shares of Common Stock in the Company on matters: (i) that directly affect the management, policies and operations of the Company's insurance Subsidiaries including the election of directors and appointment of officers of the insurance Subsidiaries, (ii) that directly affect the policies and business operations of the insurance Subsidiaries, including matters involving the business plans or strategies of the insurance Subsidiaries, underwriting and claims handling standards and procedures, arrangements with insurance agents and brokers, regulatory compliance filings, or reinsurance arrangements

CUSIP No. 236274106               13D/A                    Page 23 of 34 Pages

of the insurance Subsidiaries, and (iii) directly regarding the management or operations of the insurance Subsidiaries that insurance regulators in the jurisdictions where each of D. E. Shaw and TAT, respectively, has filed a Disclaimer of Affiliation and Control ("Disclaimer") of the insurance Subsidiaries advise would constitute the exercise of control over the management, policies and operations of the insurance Subsidiaries under the applicable Insurance Holding Company Act in such jurisdictions.

7.4 Mandatory Prepayment upon the Non-Occurrence of the Contemplated
Transactions.

(a) If there is at least one, but no more than two, Non-Performing Purchaser(s), and another Purchaser elects to assume the obligations of the Non-Performing Purchaser(s), each Non-Performing Purchaser shall be automatically deemed to have assigned, without charge or recourse, to the Purchaser assuming the Non-Performing Purchaser's obligations hereunder, all right, title and interest in the Notes held by such Non-Performing Purchaser, and the Non-Performing Purchaser's Escrowed Stock. Except as otherwise agreed among the assuming Purchaser(s), if more than one Purchaser elects to assume such obligations, the assumption shall be in proportion to the assuming Purchasers' ownership percentages of the Notes hereunder. Upon any such assignment of a Non-Performing Purchaser's Note and Escrowed Stock and assumption by another Purchaser that performs all of its obligations and such assumed obligations hereunder, the Non-Performing Purchaser shall have no further liability hereunder to the Company or to the other Purchasers.

(b) If the Deposit is not returned to the Company by Covanta solely as a result of a Purchaser Group Non-Performance: (i) 75% of the original principal of and accrued interest on each Note shall automatically be deemed to be cancelled and forgiven by the Purchasers; (ii) subject to the next sentence, the remaining principal of and accrued interest on the Notes, as well as the amount of the Investor Expense Reimbursement then due and payable, shall be converted into shares of Common Stock of the Company at a price of $1.53 per share on the second Business Day following the date the Covanta Agreement is terminated and the Reserve Amount shall be released to the Company; (iii) the Escrowed Stock shall be subject to redemption by the Company pursuant to Section 2.3(b); and
(iv) the Purchasers shall have all right, title and interest in and to all of the Deposit or any portion thereof received from Covanta by the Company at any time after the date the Transactions are terminated, pursuant to Section 7.5(b). If $3,000,000 is not due and payable by the Company to CSFB in connection with the Acquisition: (x) the amount converted in Section 7.4(b)(ii) above shall be reduced by $3,000,000; (y) $3,000,000 of the Reserve Amount shall be released from the Escrow Account to the Purchasers to repay the Notes by such amount; and
(z) the remainder of the Reserve Amount shall be released to the Company. Upon any such cancellation and conversion of the Notes, and redemption of the Escrowed Stock, the Purchasers shall have no further liability to the Company in connection with this Agreement.

(c) If the Covanta Agreement is terminated or the closing of the Acquisition does not occur on or before June 30, 2004, and the Deposit is not returned to the Company by Covanta solely as a result of a Company Non-Performance: (i) the Reserve Amount shall be released from the Escrow Account to the Purchasers immediately in order to repay the Notes by such amount; (ii) the Escrowed Stock shall immediately cease to be subject to redemption by the Company and the Escrow Receipts, or the Escrowed Stock if permitted by the Restated Certificate of Incorporation, shall immediately be released to the Purchasers; and (iii) the remaining outstanding principal of and accrued interest on the Notes, as well as the amount of the Investor Expense Reimbursement then due and payable shall be immediately due and payable in cash.

(d) The parties expressly acknowledge that neither the Company nor any Purchaser has any liability to any other party under this Agreement for any lost profits or losses or indirect, punitive, incidental or consequential damages in connection with this Agreement or the Transactions.

(e) The Company hereby expressly acknowledges that no Purchaser has any obligation to perform or discharge any obligation or commitment of any other Purchaser. The Company and the Purchasers further agree that the remedies set forth in this Section 7.4 shall be the sole remedies in connection with Non-Performing Purchaser(s) or a Purchaser Group Non-Performance or a Company Non-Performance in connection with this Agreement or the Transactions.

7.5 Mandatory Prepayment in Cash.

(a) In the event the Deposit under the Covanta Agreement is, or is required to be, returned to the Company, then the following shall apply:


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CUSIP No. 236274106               13D/A                    Page 24 of 34 Pages

(i) the Company shall prepay the aggregate principal amount of $30,000,000 of the Notes in cash on July 15, 2004 or, if earlier, the third Business Day following the return of such Deposit under the Covanta Agreement, the Reserve Amount shall be released from the Escrow Account to the Purchasers in repayment of the Notes in such amount, and the remaining $3,000,000 outstanding principal amount of the Notes, if any, together with any accrued interest, shall remain outstanding subject to the Non-Ownership Change Rollover Terms; provided, that such outstanding principal amount shall be deemed increased by the amount of Investor Expense Reimbursement then due and payable; or

(ii) if the Breakup Fee is due and payable, then the Company shall prepay the Notes in accordance with the provisions of Section 7.5(a)(i) above and then apply the proceeds of the Breakup Fee to payments in the following order of priority: (FIRST) to outstanding principal of and then accrued and unpaid interest on the Notes; (SECOND) to documented out-of-pocket expenses of the Purchasers incurred in connection with the Transactions, subject to the Investor Expense Reimbursement; (THIRD) to documented out-of-pocket expenses of the Company incurred in connection with the Transactions to the extent not otherwise reimbursed; and (FOURTH) 50% of the remainder to be divided among each Purchaser in proportion to their respective ownership percentages of the Notes and 50% of the remainder to the Company. Any principal amount and accrued interest on the Notes that remains outstanding after all payments have been made pursuant to this Section 7.5(a)(ii), shall remain outstanding subject to Non-Ownership Change Rollover Terms.

(b) In the event of any bona fide dispute about the return of the Deposit under the Covanta Agreement or the payment of the Breakup Fee, the prepayment date with respect to the amount of the dispute only, shall be extended until not later than the Extended Maturity Date, and interest on the Notes shall compound as of July 15, 2004, and, if then still outstanding, as of January 2, 2005. Upon resolution of any such dispute, any and all proceeds received by the Company shall be applied immediately in accordance with Section 7.5(a). If the proceeds of any such resolution are not sufficient to prepay all of the outstanding Notes, any remaining principal amount on the Notes, plus accrued interest thereon shall remain outstanding subject to the Non-Ownership Change Rollover Terms.

(c) Immediately after each issuance, if any, of Common Stock otherwise than pursuant to this Agreement (including the Plan Shares) and prior to or in connection with the Rights Offering, the Company shall prepay Notes (and accrued interest) in an amount equal to the net proceeds of such issuance.

8 Events of Default. Upon the occurrence of any of the following (each an "Event of Default"), the Company agrees (i) with respect to any Event of Default described in Sections 8(a) or 8(b), that all unpaid principal of and accrued interest on the Notes shall become immediately due and payable in cash without presentment, demand, protest, notice or other requirements of any kind, all of which are hereby expressly waived by the Company and its Subsidiaries; and (ii) with respect to all other Events of Default, the Required Majority may by written notice to the Company, declare all or any portion of the unpaid principal of and accrued interest on the Notes to be, and the same shall forthwith become, immediately due and payable, subject to the cure periods specified herein, if capable of cure:

(a) (i) commencement by the Company or any of its Significant Subsidiaries or Covanta or any of its Significant Subsidiaries (except CPIH, its subsidiaries and the Bankrupt Subsidiaries) of any voluntary proceeding under any provision of Title 11 of the United States Code, as now or hereafter amended, or the commencement by the Company or any of its Significant Subsidiaries or Covanta or any of its Significant Subsidiaries (other than CPIH, its subsidiaries and the Bankrupt Subsidiaries) of any other proceeding, under any law, now or hereafter in force, relating to bankruptcy, insolvency, reorganization, liquidation, or otherwise to the relief of debtors or the readjustment of indebtedness, (ii) the Company or any of its Significant Subsidiaries or Covanta or any of its Significant Subsidiaries (other than CPIH, its subsidiaries and the Bankrupt Subsidiaries) makes any general assignment for the benefit of creditors or a composition or similar arrangement with such creditors, or (iii) the Company or any of its Significant Subsidiaries or Covanta or any of its Significant Subsidiaries (other than CPIH, its subsidiaries and the Bankrupt Subsidiaries) appoints a receiver, trustee or similar judicial officer or agent to take charge of or liquidate any of its property or assets;

(b) commencement against the Company or any of its Significant Subsidiaries or Covanta or any of its Significant Subsidiaries (except CPIH, its subsidiaries and the Bankrupt Subsidiaries) of any involuntary proceeding of the kind described in subsection (a) which is not dismissed or stayed within 60 days;

(c) acceleration due to default by the Company of any other indebtedness of the Company or any of its Subsidiaries for borrowed money in excess of $5,000,000 which indebtedness is not paid off or acceleration not cancelled within 30 days;



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CUSIP No. 236274106               13D/A                    Page 25 of 34 Pages

(d) rendering of a judgment or judgments against the Company or any of its Subsidiaries involving an amount in excess of $5,000,000, to the extent not covered by insurance, and such judgment or judgments shall not have been vacated, discharged, stayed or bonded pending appeal within 30 days from the entry thereof;

(e) any representation or warranty contained in Section 3 was untrue or incorrect in any material respect as of the date hereof or such other date specified therein;

(f) the Company breaches Sections 5.1, 5.3, 5.4, 5.5, 5.6 or 5.7 of this Agreement and such breach is not cured within 30 days of notice thereof;

(g) the Company breaches Section 5.2 of this Agreement and such breach is not cured within 10 days of notice thereof; or

(h) a Change of Control occurs, unless caused solely by the Purchasers acting as a group (within the meaning of Rule 13d-3 of the Exchange Act).

9. Conditions Precedent.

9.1 Conditions to the Obligation of the Purchasers to Consummate the Closing. The several obligations of each Purchaser to consummate the transactions to be consummated at the Closing, and to purchase and pay for the Notes being purchased by it at such Closing pursuant to this Agreement, are subject to the satisfaction of the following conditions precedent:

(a) The representations and warranties of Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect " qualifiers set forth therein) on and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date, except in any case for such failures to be true and correct which would not, individually or in the aggregate, result in a Material Adverse Effect.

(b) Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Company on or prior to the Closing Date.

(c) Each Purchaser shall have received a certificate, dated the Closing Date, signed by the Chief Financial Officer of the Company, certifying on behalf of the Company that the conditions specified in the foregoing Sections 9.1(a) and
(b) have been fulfilled.

(d) The purchase of and payment for the Notes by each Purchaser shall not be prohibited or enjoined by any law or governmental or court order or regulation.

(e) All corporate and other proceedings to be taken by the Company in connection with the transactions contemplated hereby and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchasers and the Purchasers shall have received all such counterpart originals or certified or other copies of such documents as it may reasonably request.

(f) All consents and waivers identified on Schedule 9.1(f) of the Disclosure Schedule shall have been obtained.

(g) The Covanta Agreement shall have been executed and delivered by each of the parties thereto and shall be in full force and effect.

(h) Each Purchaser's obligations under this Section 9.1 shall be several and independent from the obligations of each other Purchaser; provided, however, that if any Purchaser is unwilling or fails to fulfill or comply with any of the conditions set forth in this Section 9.1, any other Purchaser shall have the immediate right to replace such Purchaser's commitment by increasing its own commitment, as set forth in Exhibit A; provided, further that if the remaining purchasers both desire to replace such Purchaser's commitment, each may do so in proportion to the percentage of their existing commitment hereunder.

9.2 Conditions to the Obligation of the Company to Consummate the Closing. The obligation of the Company to consummate the Transactions at the Closing, and to issue and sell to each Purchaser the Notes to be purchased by it at the Closing pursuant to this Agreement, is subject to the satisfaction of the following conditions precedent:

(a) The representations and warranties of such Purchaser contained in this Agreement shall be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" qualifiers set forth therein) on and as of the Closing Date, with the same force and effect as though made on and as of the Closing Date, except in any case for such failures to be true and correct which would not, individually or in the aggregate, result in a Material Adverse Effect.


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CUSIP No. 236274106               13D/A                    Page 26 of 34 Pages

(b) Such Purchaser shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by such Purchaser on or prior to the Closing Date.

(c) The Company shall have received from each Purchaser a certificate dated the Closing Date, signed by an appropriate officer of such Purchaser, certifying on behalf of such Purchaser that the conditions specified in the foregoing Sections 9.2(a) and (b) have been fulfilled.

(d) The sale of the Notes by the Company shall not be prohibited or enjoined by any law or governmental or court order or regulation.

10. Registration of the Securities; Compliance with the Securities Act.

10.1 Securities Law Transfer Restrictions. No Purchaser shall sell, assign, pledge, transfer or otherwise dispose or encumber any of the Securities being purchased by it hereunder, except (i) pursuant to an effective registration statement under the Securities Act or (ii) pursuant to an available exemption from registration under the Securities Act and applicable state securities laws and, if requested by the Company, upon delivery by such Purchaser of an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed transfer is exempt from registration under the Securities Act and applicable state securities laws. The Company shall not register any transfer of the Securities in violation of this Section 10.1. The Company may, and may instruct any transfer agent for the Company to, place such stop transfer orders as may be required on the transfer books of the Company in order to ensure compliance with the provisions of this Section 10.1. Notwithstanding the foregoing, without the prior written consent of the Company: (i) the Notes shall not be transferable, except for transfers to Affiliates of the Purchasers that agree not to further transfer the Notes and expressly agree to assume such Purchaser's obligations hereunder, and (ii) the Escrowed Stock shall not be transferable prior to the earlier of July 15, 2004 and the closing of the Rights Offering.

10.2 Legends. Each certificate representing any of the Securities shall be endorsed with the legend set forth below, and each Purchaser covenants that, except to the extent such restrictions are waived by the Company, it shall not transfer the Securities represented by any such certificate without complying with the restrictions on transfer described in this Agreement and the legends endorsed on such certificate:

"THE SECURITIES REPRESENTED BY THIS [CERTIFICATE] [NOTE] [AND THE SECURITIES ISSUABLE UPON ITS CONVERSION] HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR SECURITIES LAWS OF ANY STATE AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT OR SUCH LAWS AND, IF REQUESTED BY THE COMPANY, UPON DELIVERY OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT THE PROPOSED TRANSFER IS EXEMPT FROM THE ACT OR SUCH LAWS."

11. Termination.

11.1 Conditions of Termination. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated at any time before the Closing (a) by mutual consent of the Company and the Purchasers, or (b) by either party hereto if the Closing shall not have occurred on or prior to June 30, 2004.

11.2 Effect of Termination. In the event of termination pursuant to Section 11.1 hereof, this Agreement shall become null and void and have no effect, with no liability on the part of the Company or the Purchasers, or their directors, officers, agents or stockholders, with respect to this Agreement, except for liability for any willful breach of this Agreement.

12. Miscellaneous Provisions.

12.1 Public Statements or Releases. Neither the Company nor any Purchaser shall make any public announcement with respect to the existence or terms of this Agreement or the transactions provided for herein without the prior approval of the other parties, which shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, nothing in this Section 12.1 shall prevent any party from making any public announcement it considers necessary in order to satisfy its obligations under the law or the rules of any national securities exchange, provided such party, to the extent practicable, provides the other parties with an opportunity to review and comment on any proposed public announcement before it is made.



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CUSIP No. 236274106               13D/A                    Page 27 of 34 Pages

12.2 Rights Cumulative. Subject to the terms and conditions of Section 5, each and all of the various rights, powers and remedies of the parties shall be considered to be cumulative with and in addition to any other rights, powers and remedies which such parties may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy shall neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such party.

12.3 Pronouns. All pronouns or any variation thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

12.4 Notices.

(a) Any notices, reports or other correspondence (hereinafter collectively referred to as "correspondence") required or permitted to be given hereunder shall be sent by postage prepaid first class mail, courier or facsimile or delivered by hand to the party to whom such correspondence is required or permitted to be given hereunder. The date of giving any notice shall be the date of its actual receipt.

(b) All correspondence to the Company shall be addressed as follows: Danielson Holding Corporation 2 North Riverside Plaza, Suite 600 Chicago, IL 60606
Attention: Philip Tinkler Facsimile: (312) 454-9678

(c) All correspondence to any Purchaser shall be sent to such Purchaser at the address set forth in Exhibit A.

(d) Any Person may change the address to which correspondence to it is to be addressed by notification as provided for herein.

12.5 Captions. The captions and paragraph headings of this Agreement are solely for the convenience of reference and shall not affect its interpretation.

12.6 Expenses. The Company agrees to pay all documented reasonable costs and expenses incurred by the Purchasers (including reasonable attorneys' fees) in connection with the issuance of the Notes and the other Transactions, to the extent not otherwise reimbursed, in an amount not to exceed $900,000 (the "Investor Expense Reimbursement"); provided, however, that no Non-Performing Purchaser shall be entitled to its share of the Investor Expense Reimbursement, as determined by the other Purchasers in accordance with existing arrangements among themselves. Subject to Section 7.4(b), such payment shall be made in cash to such accounts as the Purchasers shall jointly specify in writing to the Company.

12.7 Severability. Should any part or provision of this Agreement be held unenforceable or in conflict with the applicable laws or regulations of any jurisdiction, the invalid or unenforceable part or provisions shall be replaced with a provision which accomplishes, to the extent possible, the original business purpose of such part or provision in a valid and enforceable manner, and the remainder of this Agreement shall remain binding upon the parties hereto.

12.8 Governing Law; Injunctive Relief. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

12.9 Waiver. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or be construed as, a further or continuing waiver of any such term, provision or condition or as a waiver of any other term, provision or condition of this Agreement.

12.10 Assignment. The rights and obligations of the parties hereto shall inure to the benefit of and shall be binding upon the authorized successors and permitted assigns of each party. None of the parties may assign its rights or obligations under this Agreement or designate another person (i) to perform all or part of its obligations under this Agreement or (ii) to have all or part of its rights and benefits under this Agreement, in each case without the prior written consent of the other parties. In the event of any assignment in accordance with the terms of this Agreement, the assignee shall specifically assume and be bound by the provisions of the Agreement by executing and agreeing to an assumption agreement reasonably acceptable to the Company.

12.11 Counterparts. This Agreement may be signed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one instrument.


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CUSIP No. 236274106               13D/A                    Page 28 of 34 Pages

12.12 Transaction Disclosure. Nothing in this Agreement shall prohibit the disclosure of the tax treatment and tax structure, each as defined in Treasury Regulations Section 1.6011-4, of the Transactions (but no other details about the matters covered by this Agreement, including, without limitation, the identities of the parties) from and after the date of the public announcement of the Transactions.

12.13 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto respecting the subject matter hereof and supersedes all prior agreements, negotiations, understandings, representations and statements respecting the subject matter hereof, whether written or oral. No modification, alteration, waiver or change in any of the terms of this Agreement shall be valid or binding upon the parties hereto unless made in writing and duly executed by the Company and Required Majority.



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CUSIP No. 236274106               13D/A                     Page 29 of 34 Pages

                                            EXHIBIT 9

         This Registration Rights Agreement, dated as of December 2, 2003, (as amended, supplemented or otherwise modified from time to time, this "Agreement"), by and between Danielson Holding Corporation, a Delaware corporation (the "Company"), and D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company ("DES"), SZ Investments, L.L.C., a Delaware limited liability company ("SZI"), and Third Avenue Trust, on behalf of the Third Avenue Value Fund Series, a Delaware business trust ("TAT"), severally (each of DES, SZI and TAT, an "Investor" and collectively, the "Investors"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Note Purchase Agreement.

                                   WITNESSETH:
         WHEREAS, the Investors are parties to that certain Note Purchase Agreement of even date herewith, among the Company and the Investors, severally (the "Note Purchase Agreement"), and pursuant thereto the Company has agreed to execute and deliver this Agreement for the benefit of the Investors;

         NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

                                    ARTICLE I
                               REGISTRATION RIGHTS

1.1 Definitions.  For purposes of this Article I:
The term "Common Stock" means the Company's common stock, par value $.10 per share. The term "Company Voting Securities" shall mean Common Stock and any other equity securities of the Company entitled to vote generally for the election of directors The term "Exchange Act" means the Securities Exchange Act of 1934, as amended. The term "Holder" shall mean any Investor who holds Registrable Securities and any holder of Registrable Securities to whom the registration rights conferred by this Agreement have been transferred.
The term "register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act of 1933, as amended (the "Act").
The term "Registrable Securities" means shares of Common Stock acquired by the Investors pursuant to the Note Purchase Agreement. In the case of SZI, Registrable Securities of SZI shall be governed by the provisions of this Agreement and not by the provisions of the registration rights agreement, dated as of November 8, 2002, between the Company and SZI.
The term "Rule 415 Offering" means an offering on a delayed or continuous basis pursuant to Rule 415 (or any successor rule to similar effect) promulgated under the Act.
The term "Shelf Registration Statement" means a registration statement intended to effect a shelf registration in connection with a Rule 415 Offering.

1.2 Shelf Registrations and Piggy-Back Registrations.

(a) Pursuant to Section 5.7 of the Note Purchase Agreement, on the earlier of June 30, 2004, or ten days after the date of the closing of the Rights Offering, the Company shall file with the SEC a Shelf Registration Statement, or such other registration statement as the Company may qualify to file, and shall use commercially reasonable efforts to cause such registration statement to be declared effective as promptly as practicable, on behalf of the Holders with respect to all of the Registrable Securities and shall use its commercially reasonable efforts to keep such registration statement effective until such time as all such Registrable Securities covered thereby have been sold or disposed of thereunder or sold, transferred or otherwise disposed of to a Person that is not a Holder.

(b) Piggyback Registration. If (but without any obligation to do so) the Company proposes to register any of its Common Stock under the Act in connection with the public offering of such Common Stock by the Company solely for cash (other than a registration relating solely to the sale of securities to participants in a dividend reinvestment plan, stock plan or employee benefit plan; a registration relating solely to the issuance of securities to the security holders of an acquired company in connection with an acquisition; or a registration on any form which does not permit inclusion of selling stockholders), or the Company proposes to register any of its securities on behalf of a holder exercising demand registration rights, the Company shall, at such time, promptly give each Investor written notice of such registration. Upon the written request any Investor given within 15 days after mailing of such notice by the Company, the Company shall cause to be registered under the Act all of the Registrable Securities that such Investor has requested to be registered. Notwithstanding anything to the contrary in this Section 1.2(b), in connection with any offering involving an underwriting of shares being issued by the Company, the Company shall not be required under this Section 1.2(b) to include any of the Holders' Registrable Securities in such underwriting or the registration statement relating thereto unless they accept the terms of the underwriting as agreed upon between the Company and the

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CUSIP No. 236274106               13D/A                    Page 30 of 34 Pages

underwriters selected by the Company. If the total amount of securities, including Registrable Securities, requested by Holders and other stockholders to be included in such offering exceeds the amount of securities offered other than by the Company that the underwriters reasonably believe can be offered without jeopardizing the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters believe will not jeopardize the success of the offering. To achieve any necessary reduction in the securities to be sold, the securities to be excluded from the offering shall first be selected (in each case, pro rata among such class of holders according to the total amount of securities proposed to be included in the registration statement or in such other proportions as shall mutually be agreed to by such class of holders) in the following order: (i) first, securities being included on behalf of holders other than either the Investors or other holders of Registrable Securities shall be excluded; (ii) next, if additional securities must be excluded, Registrable Securities included pursuant to Section 1.2(b) shall be excluded; (iii) finally, if additional securities must be excluded, securities offered by the Company shall be excluded.

1.3 Additional Obligations of the Company. Whenever the Company has filed a registration statement under this Article I, the Company shall, as expeditiously as reasonably possible:

(a) Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered thereby.

(b) Furnish to the holders of Registrable Securities such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities covered by such registration statement owned by them.

(c) Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such states or other jurisdictions as shall be reasonably requested by the holders of Registrable Securities, provided that the Company shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions where it is not so subject.

(d) Notify each holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and then use its best efforts to promptly correct such statement or omission. Notwithstanding the foregoing and anything to the contrary set forth in this Section 1.3, each holder of Registrable Securities acknowledges that the Company shall have the right to suspend the use of the prospectus forming a part of a registration statement if such offering would interfere with a pending corporate transaction or for other reasons involving material non-public information, until such time as an amendment to the registration statement has been filed by the Company and declared effective by the SEC, or until such time as the Company has filed an appropriate report with the SEC pursuant to the Exchange Act. Each holder of Registrable Securities hereby covenants that it will (a) keep any such notice strictly confidential, and (b) not sell any shares of Common Stock pursuant to such prospectus during the period commencing at the time at which the Company gives the holder of Registrable Securities notice of the suspension of the use of such prospectus and ending at the time the Company gives the holder of Registrable Securities notice that it may thereafter effect sales pursuant to such prospectus. The Company shall only be able to suspend the use of such prospectus for not more than two periods of not more than 90 days each in respect of any registration in any 12 month period.

(e) Use its best efforts to cause all Registrable Securities to be listed on all securities exchanges on which similar securities issued by the Company are then listed.

1.4 Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Article I with respect to the Registrable Securities of any selling holder of Registrable Securities that such holder of Registrable Securities shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such holder's Registrable Securities and as may be required from time to time to keep such registration current.



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CUSIP No. 236274106               13D/A                    Page 31 of 34 Pages

1.5 Expenses of Registration. All expenses incurred by or on behalf of the Company in connection with registrations, filings or qualifications pursuant to
Section 1.2, including, without limitation, all registration, filing and qualification fees, printers' and accounting fees, and fees and disbursements of counsel for the Company, shall be borne by the Company. In no event shall the Company be obligated to bear any underwriting discounts or commissions or brokerage fees or commissions relating to Registrable Securities or the actual fees and expenses of more than one counsel for each selling Investor; provided that such fees and expenses in the aggregate shall not exceed $60,000.

1.6 Indemnification. In the event any Registrable Securities are included in a registration statement under this Article I:

(a) To the extent permitted by law, the Company will indemnify and hold harmless each holder and the affiliates of such holder, and their respective directors, officers, general and limited partners, agents and representatives (and the directors, officers, affiliates and controlling persons thereof), and each other person, if any, who controls such holder within the meaning of the Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus (but only if such statement is not corrected in the final prospectus) contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading (but only if such omission is not corrected in the final prospectus), or (iii) any violation or alleged violation by the Company in connection with the registration of Registrable Securities under the Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Act, the Exchange Act or any state securities law; and the Company will pay to each such Holder, affiliate or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 1.6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such holder or controlling person. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(b) To the extent permitted by law, each selling holder of Registrable Securities will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Act, any underwriter, any other holder selling securities in such registration statement and any controlling person of any such underwriter or other holder, against any losses, claims, damages or liabilities Joint or several) to which any of the foregoing persons may become subject, under the Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such holder expressly for use in connection with such registration; and each such holder will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this Section 1.6(b) in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this Section 1.6(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of such holder, which consent shall not be unreasonably withheld; provided, that, in no event shall any indemnity under this Section 1.6(b) exceed the net proceeds from the offering received by such holder. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.


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CUSIP No. 236274106               13D/A                    Page 32 of 34 Pages

(c) Promptly after receipt by an indemnified party under this Section 1.6 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 1.6, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties. The failure to deliver written notice to the indemnifying party within a reasonable time after the commencement of any such action, if materially prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.6 to the extent of such prejudice, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.6. The indemnified party shall have the right, but not the obligation, to participate in the defense of any action referred to above through counsel of its own choosing and shall have the right, but not the obligation, to assert any and all separate defenses, cross claims or counterclaims which it may have, and the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the employment of such counsel has been specifically authorized in advance by the indemnifying party ,
(ii) there is a conflict of interest that prevents counsel for the indemnifying party from adequately representing the interests of the indemnified party or there are defenses available to the indemnified party that are different from, or additional to, the defenses that are available to the indemnifying party,
(iii) the indemnifying party does not employ counsel that is reasonably satisfactory to the indemnified party within a reasonable period of time, or
(iv) the indemnifying party fails to assume the defense or does not reasonably contest such action in good faith, in which case, if the indemnified party notifies the indemnifying party that it elects to employ separate counsel, the indemnifying party shall not have the right to assume the defense of such action on behalf of the indemnified party and the reasonable fees and expenses of such separate counsel shall be borne by the indemnifying party; provided, however, that, the indemnifying party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees and expenses of more than one separate firm (in addition to one firm acting as local counsel) for all indemnified parties.

(d) The obligations of the Company and the holders under this Section 1.6 shall survive the completion of any offering of Registrable Securities in a registration statement under this Article I.

1.7 Reports Under the Exchange Act. With a view to making available to the holders of Registrable Securities the benefits of Rule 144 promulgated under the Exchange Act and any other rule or regulation of the SEC that may at any time permit a holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

(a) use its best efforts to make and keep public information available, as those terms are understood and defined in Rule 144;

(b) use its best efforts to file with the SEC in a timely manner all reports and other documents required under the Act and the Exchange Act; and

(c) furnish to any Holder forthwith upon request (i) a written statement by the Company as to its compliance with the reporting requirements of Rule 144, or as to whether it qualifies as a registrant whose securities may be resold pursuant to Form S-3, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information (and the Company shall take such action) as may be reasonably requested in availing any holder of Registrable Securities of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

1.8 No Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Article I may only be assigned by a holder of Registrable Securities to a transferee or assignee of any Registrable Securities if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act.

1.9 Waiver Procedures. The observance by the Company of any provision of this
Article I may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the holders of at least 66 2/3% of the Registrable Securities, and any waiver effected in accordance with this paragraph shall be binding upon each holder of Registrable Securities.


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CUSIP No. 236274106               13D/A                    Page 33 of 34 Pages

1.10 "Market Stand-off" Agreement. Any holder of Registrable Securities, if requested by an underwriter of any registered public offering of Company securities being sold in a firm commitment underwriting, agrees not to sell or otherwise transfer or dispose of any Common Stock (or other Company Voting Securities) held by such holder other than shares of Registrable Securities included in the registration during the seven days prior to, and during a period of up to 180 days following, the effective date of the registration statement. Such agreement shall be in writing in a form reasonably satisfactory to the Company and such underwriter. The Company may impose stop-transfer instructions with respect to the securities subject to the foregoing restriction until the end of the required stand-off period.

                                   ARTICLE II
                                  MISCELLANEOUS

2.1 Remedies. Each of the Investors and the Company acknowledge and agree that
(i) the provisions of this Agreement are reasonable and necessary to protect the proper and legitimate interests of the parties hereto, and (ii) the parties would be irreparably damaged in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that any party shall be entitled to seek preliminary and permanent injunctive relief to prevent breaches of the provisions of this Agreement by any other party (or its Affiliates) without the necessity of proving actual damages or of posting any bond, and to enforce specifically the terms and provisions hereof and thereof in any court of the United States or any state thereof having jurisdiction, which rights shall be cumulative and in addition to any other remedy to which the parties may be entitled hereunder or at law or equity.

2.2 Notices. All notices, and other communications hereunder shall be in writing and shall be deemed given if delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, facsimile, to the appropriate address or facsimile number set forth below (or at such other address or facsimile number for a party as shall be specified by like notice):
(i) if to the Company, to Danielson Holding Corporation, 2 North Riverside Plaza, Suite 600, Chicago, IL 60606, Attention: Philip Tinkler, Facsimile: (312) 454-9678 and (ii) if to any Investor, to such Investor at the address set forth in EXHIBIT A.

2.3 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions shall remain in full force and effect and shall in no way be affected, impaired or invalidated. The parties hereto agree that they will use their best efforts at all times to support and defend this Agreement.

2.4 Amendments. This Agreement may be amended only by an agreement in writing signed by each of the parties hereto.

2.5 Governing Law. This Agreement shall be governed and controlled as to validity, enforcement, interpretation, construction, effect and in all other respects by the internal laws of the State of Delaware applicable to contracts made in that State.

2.6 Descriptive Headings. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement

2.7 Counterparts; Facsimile Signatures. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, bears the signatures of each of the parties hereto. This Agreement may be executed in any number of counterparts, each of which shall be an original as against the party whose signature appears thereon, or on whose behalf such counterpart is executed, but all of which taken together shall be one and the same agreement. A facsimile copy of a signature of a party to this Agreement or any such counterpart shall be fully effective as if an original signature.

2.8 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the parties hereto.

2.9 Assignments. This Agreement may not be assigned without the prior written consent of each party hereto, and any attempt to effect an assignment hereof without such consent shall be void.



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CUSIP No. 236274106               13D/A                    Page 34 of 34 Pages

2.10 Jurisdiction and Service of Process. THE COMPANY AND EACH OF THE INVESTORS, HEREBY CONSENT TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN THE STATE OF DELAWARE AND IRREVOCABLY AGREE THAT, SUBJECT TO THE OTHER PROVISIONS OF THIS AGREEMENT, ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT WHICH MAY BE LITIGATED SHALL BE LITIGATED IN SUCH COURTS. THE COMPANY AND EACH OF THE INVESTORS ACCEPT FOR SUCH PARTY AND IN CONNECTION WITH SUCH PARTY'S PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS AGREEMENT. THE COMPANY AND EACH OF THE INVESTORS AGREE TO ACCEPT SERVICE OF ALL PROCESS, BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, IN ANY SUCH PROCEEDINGS IN ANY SUCH COURT, SUCH SERVICE BEING HEREBY ACKNOWLEDGED BY EACH SUCH PARTY TO BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT. IF ANY AGENT APPOINTED BY THE COMPANY OR ANY OF THE INVESTORS REFUSES TO ACCEPT SERVICE, SUCH PARTY HEREBY AGREES THAT SERVICE UPON SUCH PARTY BY MAIL SHALL CONSTITUTE SUFFICIENT NOTICE. NOTHING HEREIN SHALL AFFECT THE RIGHT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR SHALL LIMIT THE RIGHT OF THE COMPANY OR ANY INVESTOR TO BRING PROCEEDINGS AGAINST THE COMPANY OR ANY INVESTOR IN THE COURTS OF ANY OTHER JURISDICTION.

2.11 Trial. THE COMPANY AND EACH OF THE INVESTORS HEREBY WAIVE SUCH PARTY'S RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY DEALINGS BETWEEN THE PARTIES HERETO RELATING TO THE SUBJECT MATTER HEREOF. THE COMPANY AND EACH OF THE INVESTORS ALSO WAIVE ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF ANY PARTY TO THIS AGREEMENT WITH RESPECT TO ANY ACTION COMMENCED BY ONE OF THEM AGAINST THE OTHER OF THEM. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THE COMPANY AND EACH OF THE INVESTORS ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS ALREADY RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. EACH OF THE COMPANY AND EACH OF THE INVESTORS FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH SUCH PARTY'S LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES SUCH PARTY'S JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.